Item 77I 	Deutsche S&P 500 Index Fund (a
series of Deutsche Institutional
Funds)

The Class B shares of Deutsche S&P 500 Index
Fund were converted to Class A shares effective on or about February 10, 2016. Effective on or about
February 12, 2016, the Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of the Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.